

Mail Stop 3720

August 31, 2010

Mr. Morteza Ejabat
Chief Executive Officer
Zhone Technologies, Inc.
7001 Oakport Street
Oakland, California 94621

> **RE: Zhone Technologies, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 16, 2010**
> **File No. 000-32743**

Dear Mr. Ejabat:

    We have reviewed your response letter dated August 9, 2010 and your filings and have the following comments. Please provide us with the requested information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Future Requirements and Funding Sources, page 43
(f) Revenue Recognition, pages 57-58

1. We note your responses to comments two and four from our letter dated July 12, 2010. Please tell us how you were able to determine that all of Etisalat's approval criteria required as part of Etisalat's internal approval process had been met. Also, tell us in detail what you mean by the term "substantive acceptance" and why you believe this should result in your ability to recognize revenue prior to the actual completion of Etisalat's formal approval process. If the internal approval process for disbursements entailed verification of proof of delivery to multiple sites, it is unclear how you received substantive acceptance without proof of delivery. Further, tell us how you are able to

reasonably estimate returns for sales to Etisalat as you discussed in detail in your response to comment four.

2. Please tell us specifically why you did not receive payment until the second quarter of 2010 on Etisalat's receivables which appeared to amount to substantially all of the revenues from Etisalat in 2009. Describe for us the nature of the revenue arrangement with Etisalat.

3. We refer to your response to comment four from our letter dated July 12, 2010. We note that you recognized $8.7 million in distributor sales in 2009 upon shipment. Tell us how you are able to determine the appropriate sales return reserve at the time of sale/shipment for such sales. For these distributors, describe the significant terms of your distribution agreements, including the right of return provisions. Provide us with the information that you utilize to reach the conclusion that the sales returns can be reasonably estimated for each of these distributors.

4. With respect to your recognition of revenue for sales to distributors when the products have been sold by the distributor, tell us how you are able to determine the amount of sales by the distributors that should be recognized and the period of recognition. Also, tell us whether the end customers have a right to return products to the distributors and the return rights, if any, that you grant to your distributors for those products.

Please file all correspondence over EDGAR. Please respond to these comments within 10 business days or tell us when you will provide us with a response.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365, or Kyle Moffatt, Accounting Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Attorney-Advisor, at (202) 551-3399, or me at (202) 551-3350 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director